EX-35.1
(logo) Bank of America

ANNUAL STATEMENT AS TO COMPLIANCE

OFFICER'S CERTIFICATION

Re: Morgan Stanley Capital I Inc.
    Commercial Mortgage Pass-Through Certificates, Series 2011-C3

In connection with the above-referenced transaction the undersigned officer, on behalf of Bank of America, National Association, hereby certifies that (i) a review of the Servicing activities, for the period ending December 31, 2011 and of its performance under the Pooling and Servicing Agreement dated as of October 1, 2011 has been made under my supervision, and (ii) to the best of my knowledge, based on such review, Bank of America, National Association has fulfilled all of its obligations under this agreement in all material respects throughout the aforementioned period.

Bank of America, National Association

/s/ Janice M. Smith
Janice M. Smith
Managing Director

/s/ H. Michael Lumadue
H. Michael Lumadue
Director